ON Semiconductor
5005 East McDowell Road
Phoenix, AZ 85008
http://onsemi.com

December 14, 2007

Ms. Angela Crane

Branch Chief

Mail Stop 6010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ON Semiconductor Corporation

Form 10-K for the Year Ended December 31, 2006

Filed February 23, 2007

File No. 000-30419

Dear Ms. Crane:

This letter sets forth the responses of ON Semiconductor Corporation (“ON Semiconductor”) to the comments contained in the letter, of the staff of the Division of Corporation Finance (the “Staff”), dated December 3, 2007, regarding the above referenced filing. We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist ON Semiconductor in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

The responses set forth below are numbered so as to correspond to the Staff’s original comments. For your convenience, the Staff’s comment is repeated below (in italics), with our response to each comment set forth immediately thereafter.

Form 10-K for the Year Ended December 31, 2006

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 54

1.

Comment provided by the Staff –”You present adjusted EBITDA on page 57. This measure may be prohibited by Item 10(e) of Regulation S-K if it excludes charges that will require cash settlement from a non-GAAP liquidity measure. It appears that you may present this measure because it is contained in your senior bank facilities. We refer you to Question 10 of the FAQ

Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, please tell us that and in future filings disclose the materiality of the credit agreement and the covenant. Discussion of the non-GAAP financial measure for other purposes may not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K.”

Response to the Staff – We have reviewed Item 10(e) of Regulation S-K and Question 10 in the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. In response to a comment letter from the Division of Corporation Finance last year we had concluded that the credit agreement was a material agreement and the adjusted EBITDA covenant to be a material term of this material agreement. Accordingly, we inserted language in our Annual Report on Form 10-K for the year ending December 31, 2006 (“2006 10-K”) to indicate, among other things, that if we breached this covenant a material adverse effect on our financial liquidity could occur if we were unable to repay, refinance or restructure that indebtedness. The exact text (from page 57 of the 2006 10-K) is as follows:

As discussed in Note 8, “Long-Term Debt” to our audited consolidated financial statements included elsewhere in this report, our debt covenants in our senior bank facilities require us to maintain a trailing 12-month minimum adjusted EBITDA of $140 million. Adjusted EBITDA, as defined under the documents for our senior bank facilities totaled approximately $438.3 million for the 12 months ended December 31, 2006. This adjusted EBITDA computation excludes certain restructuring and other charges and contains other differences from the EBITDA as defined above. Therefore, EBITDA in the above table is not representative of the adjusted EBITDA used to determine our debt covenant compliance.

If we were not in compliance with the covenants contained in our senior bank facilities, including the adjusted EBITDA maintenance covenant, the holders of our senior bank facilities could cause all outstanding amounts to be due and payable immediately. If we were unable to repay, refinance or restructure that indebtedness, the holders could proceed against the collateral securing that indebtedness. In addition, any such event of default or declaration of acceleration could also result in an event of default under one or more of our other debt instruments, and have a material adverse effect on our financial condition, results of operations and liquidity.

We also note that this credit agreement is filed as an exhibit to the 2006 10-K, which supports the fact that we consider this agreement a material agreement. Based on the foregoing, we believe we have met the requirements of Item 10(e) of Regulation S-K. However, in an effort to enhance our disclosure based on Question 10 of the FAQs mentioned above, in future filings we will include a simple and specific statement that this credit agreement is a material agreement and that the adjusted EBITDA financial covenant is a material covenant. We will also include approximated dollar amounts as to the outstanding amounts under this credit agreement and other debt that may be accelerated based on this covenant that we believe will enhance the disclosure relative to the actual or likely effects of non-compliance with this material covenant.

Financial Statements, page 86

Note 3, Significant Accounting Policies, page 93

Revenue Recognition, page 95

2.	Comment provided by the Staff – “We note that you recognize revenue on “sales to original equipment manufacturers and electronic manufacturing service providers when title passes to the end customer net of provisions for related sales returns and allowances.” Please address the following:

•	Please disclose in future filings when revenue is recognized and when title passes to the end customer;

•	Please tell us and disclose in future filings the nature of your sales returns and allowances and describe the accounting treatment for each; and

•

Include a discussion of each contingency such as rights of return, conditions of acceptance, warranties, price protection, and ‘customer incentives.’ We note the reference to customer incentives in your disclosure of Use of Estimates on page 93. See Section II.F.3 of Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006, available on our website at

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.”

Response to the Staff – With respect to the first bullet in your comment, we will disclose in future filings when revenue is recognized, which is net of provisions for related sales returns and allowances, when persuasive evidence of an arrangement exists, title and risk of loss pass to the customer (which is generally upon shipment) the price is fixed or determinable and collectability is reasonably assured.

With respect to the second bullet in your comment, we will revise our revenue recognition disclosure in future filings to disclose the nature of our sales returns and allowances. Our original equipment manufacturer customers do not have the right to return our products other than pursuant to the provisions of our standard warranty. Sales to distributors, however, are typically made pursuant to agreements that provide return rights with respect to discontinued or slow-moving products. Under our general agreements, distributors are allowed to return any product that we have removed from our price book. In addition, agreements with our distributors typically contain standard stock rotation provisions permitting limited levels of product returns. However, since we defer recognition of revenue and gross profit on sales to distributors until the distributor resells the product, due to our inability to reliably estimate up front the effect of the returns and allowances with these distributors, sales returns and allowances have minimal impact on our results of operations. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenues are recognized, and are netted against revenues. Given that our revenues consist of a high volume of relatively similar products, our actual returns and allowances and warranty claims have not traditionally fluctuated significantly from period to period, and our returns and allowances and warranty provisions have historically been reasonably accurate.

With respect to the third bullet in your comment, our response above discussed the rights of return and price protection of our products, which we account for as part of our sales returns and allowances. With regard to warranties and conditions of acceptance, we generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Our standard warranty extends for a period that is the greater of (i) three years from the date of shipment or (ii) the period of time specified in the customer’s standard warranty (provided that the customer’s standard warranty is stated in writing and extended to purchasers at no additional charge). At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with our sales, recorded as a component of cost of revenues. In addition to the customer incentives discussed previously, such as price protection and return rights for distributors, we also offer cash discounts to customers for payments received by us within an agreed upon time, generally 10 days after shipment. We accrue reserves for cash discounts as a reduction to accounts receivable and a reduction to revenues, based on experience with each customer. These accruals and reserves have, in the past, been reasonably accurate.

3.	Comment provided by the Staff – “With regards to products sold to distributors, please tell us and revise future filings to disclose why you defer the related margin until the product has been sold to the end user. Please include a discussion of any incentives offered to distributors or buyback obligations as part of your response.”

Response to the Staff – Sales are made to distributors under agreements that allow certain rights of return and price protections on products that are not resold by them. Please refer to our response to your comment number 2 for our discussion of these agreements. We recognize revenue on sales to distributors when title passes from the distributor to the end customer, which is at the point of shipment to the end customer. Title to products sold to distributors passes at the time of shipment by us to distributors, so we record accounts receivable for the amount of the transaction, reduce our inventory for the products shipped and defer the related margin in the consolidated balance sheet. We recognize the related revenue and margin when the distributor informs us that they have resold the products to the end user. As a result of our inability to track distributor’s stocking decisions, we cannot reasonably estimate the returns and allowances and, therefore, we defer the related revenue and margin on sales to distributors. We agree to revise future filings to disclose these reasons why we defer related margin until the product has been sold to the end user.

4.	Comment provided by the Staff – “We noted that you also earn revenues from manufacturing services. Please tell us and disclose in future filings, if material, your revenue recognition policies related to the service revenue. Please tell us the impact of EITF 00-21, if any, as part of your response.”

Response to the Staff – Our revenue recognition policies related to manufacturing service revenue are the same as the policies for revenues recognized on sales to original equipment manufacturers and electronic manufacturing service providers, whereby revenue is recognized, net of provisions for related sales returns and allowances, when persuasive evidence of an arrangement exists, title and risk of loss pass to the customer, which is generally upon shipment, the price is fixed or determinable and collectability is reasonably assured. In future filings we agree to revise the wording to clarify our revenue recognition policies related to manufacturing service revenue.

Our manufacturing services are not arrangements that involve multiple deliverables and they involve only one unit of measurement. Our manufacturing services consist of manufacturing semiconductor products using the designs of other companies, to sell to those other companies. The product is an ingot, wafer or completed semiconductor component that has been fabricated to the customer’s specifications. Our manufacturing services provided to customers results in a single deliverable, and therefore EITF 00-21 does not apply. We understand that EITF 00-21

“Revenue Arrangements with Multiple Deliverables” addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting as well as how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. We have reviewed EITF 00-21 and do not believe that it impacts how we recognize revenue from our manufacturing services.

Note 8. Long-Term Debt, page 107

5.	Comment provided by the Staff – “With reference to the 1.875% convertible senior subordinated notes and 2.625% convertible senior subordinated notes please tell us about your analysis of the features of these notes under SFAS 133 and EITF 00-19. Include a discussion of the term that allows the holder to convert the notes upon a fundamental transaction and receive additional shares of common stock. Tell us and disclose in future filings all of the significant terms of the notes, including the special conversion terms for fundamental transactions.”

Response to the Staff – Our 1.875% convertible senior subordinated notes and 2.625% convertible senior subordinated notes are similarly structured. Furthermore, during 2006 we completed an exchange offer for our zero coupon convertible senior subordinated notes and they, too, are similarly structured. Our response below applies to all three issuances. We completed an analysis of the various features of these notes under SFAS 133 and EITF 00-19 to determine if they should be bifurcated from the debt hosts and accounted for separately as derivatives.

Discussion of Our Analysis of the Features of These Notes Under SFAS 133 and EITF 00-19

We began our analysis by identifying the following features of the notes that were potential embedded derivatives:

1.	option for us to redeem the debt,

2.	option for the holders of the notes to require us to repurchase the debt on (a) specified dates or (b) upon the occurrence of a designated event, which may include a fundamental change,

3.	conversion option based on (a) a trading price condition, (b) specified corporate actions or (c) holder’s election any time after a specified date and

4.	a make whole provision.

We reviewed each of the features above to determine if they met the criteria of paragraph 12 of SFAS 133 to be removed from their debt hosts and accounted for separately as derivatives.

Based upon SFAS 133 paragraphs 12 and 13, as well as various Derivative Implementation Group issues, we concluded that feature 1 (option for us to redeem the debt) and features 2(a) and 2(b) (options for the holders to require us to repurchase the debt on specified dates or upon the occurrence of a designated event, which may include a fundamental change) should not be bifurcated from the debt host and separately valued because the features are “clearly and closely related” to the debt hosts.

We determined that feature 3(a) (conversion option based on a trading price condition) meets the definition of a derivative, and should be bifurcated from the debt host and accounted for separately. However, the fair value of this feature was determined to be de minimus at the date of issuance. We continue to evaluate the significance of this feature on a quarterly basis.

We determined conversion features 3(b) and 3(c) meet the three conditions in paragraph 12 of SFAS 133 requiring bifurcation. Therefore these features were further evaluated under paragraph

11(a) of SFAS 133. Paragraph 11(a) of FAS 133 specifies that if the embedded conversion option is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were a freestanding derivative, the conversion option would be excluded from the scope of SFAS 133 and thus, would not be bifurcated from the debt host and accounted for separately.

To assess whether or not the conversion option would be classified as stockholders equity if it were freestanding, we evaluated whether or not the convertible debt is considered “conventional” based on the definition of conventional convertible debt in EITF 00-19. We determined that these are non-conventional convertible notes. Therefore, we performed a detailed analysis of the conversion options to determine the appropriate classification in accordance with paragraphs 12-32 of EITF 00-19, noting that all conditions in these paragraphs must be met for a contract to be classified as stockholder’s equity. Based on our analysis, the conversion options should be classified as stockholder’s equity. Furthermore, since they are indexed to our stock, and provide for net share settlement at the option of the Company, these features qualify for the paragraph 11(a) scope exception of FAS 133. Thus, features 3(a) and 3(b) should need not be separated from the debt hosts and accounted for separately.

We determined that feature 4 (make whole provision) qualifies for the scope exemption under paragraph 11(a) of SFAS 133 because it is indexed to our common stock and meets the conditions in EITF 00-19 to be classified as stockholder’s equity. We determined at December 31, 2006, and continue to verify each quarter, that if all of our notes were to be converted into the maximum shares possible (including the additional shares that would be deliverable in accordance with the make whole provision or upon the occurrence of certain specific corporate events) and if all other obligations of the Company (i.e. unexercised stock options, unvested restricted stock units, and additional shares available under the Company’s evergreen plans) were to be exercised, the 600 million shares authorized and unissued would be sufficient to cover the maximum number of shares issuable under the notes.

Discussion of the term that allows the holder to convert the notes upon a fundamental transaction and receive additional shares of common stock

On or prior to certain dates, upon the occurrence of a fundamental change or certain specified corporate actions, these notes require us to provide for a “make whole” amount by adjusting, the conversion rate. As of December 31, 2006 (the fiscal year end for the 2006 10-K), we had 600 million shares authorized of our common stock. We determined at that time, and continue to verify each quarter, that if all notes were to be converted into the maximum shares possible (including the additional shares that would be deliverable in accordance with the whole provision upon the occurrence of a fundamental change or upon the occurrence of certain specific corporate events) and if all other obligations of ON Semiconductor were to be exercised, the 600 million shares authorized and unissued was sufficient to cover any additional number of shares of common stock that would be issued upon the occurrence of a fundamental change. Notwithstanding these conversion rate adjustments, the notes contain an explicit limit on the number of shares issuable upon conversion. This explicit limit was taken into consideration when determining whether ON Semiconductor has sufficient authorized and unissued shares to settle its obligations under the notes.

Our disclosures in future filings related to the 1.875% convertible senior subordinated notes and the 2.625% convertible senior subordinated notes will be revised to disclose all of the significant terms of the notes, including the special conversion terms for fundamental transactions. In addition to our description above, we refer the Staff to the description beginning on page 109 of the 2006 10-K for a discussion of the significant terms of these notes.

Exhibits 31.1 and 31.2

6.	Comment provided by the Staff – “We note that in the certifications required by Exchange Act Rule 13a-14(a) you have added the word ‘annual’ in paragraphs 2,3 and 4, added ‘we’ in paragraph 4, and changed the word ‘information’ to ‘data’ in paragraph 5(a). In future filings, please revise so that the wording in the certifications is consistent with the wording required by Item 601(b)(31) of Regulation S-K.

Response to the Staff – In future filings we agree to revise the wording in the certifications required by Exchange Act Rule 13a-14(a) to be consistent with the wording required by Item 601(b)(31) of Regulation S-K.

*******

With respect to all the preceding responses, we acknowledge the following:

•	ON Semiconductor is responsible for the adequacy and accuracy of the disclosures in the filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ON Semiconductor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We greatly appreciate the efforts of the Staff to review our responses and look forward to a speedy completion. Please contact me at (602) 244-7362 if I can be of further assistance.

Sincerely,

/s/ Donald Colvin
Donald Colvin
Chief Financial Officer

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

cc:	Kate Tillan